
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3233

February 12, 2018

Via E-mail
Mr. Abid Chaudry
Head, Global Structured Products
Vaulted Gold Bullion Trust
c/o Bank of Montreal
3 Times Square
New York, NY 10036

> **Re: Vaulted Gold Bullion Trust**
> **Form 10-K**
> **Filed January 26, 2018**
> **File No. 333-194144**

Dear Mr. Chaudry:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 5. Financial Highlights, page F-13

1.   We note that the entire decrease in Net Asset Value per Receipt is attributable to an unrealized decrease in value of your investment in gold. Please further explain this adjustment in light of the $1.6 million unrealized gain recognized in your financial statements, and consider expanding disclosure in the MD&A to address the drivers of changes in Net Asset Value per Receipt for the periods presented.

Item 9A. Controls and Procedures, page 17

2.   Please tell us why you have not filed management's report on internal control over financial reporting in accordance with Item 308(a) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202) 551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief
Office of Real Estate and
    Commodities